As filed with the Securities and Exchange Commission on September 10, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     Results for the month of September 2002


                                  Crucell N.V.
                  (Exact name of Registrant as Specified in its
                              Charter) Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F  [X]                            Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes   [ ]                                 No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

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                                  Crucell Logo



PRESS RELEASE

                      Crucell announces management changes

Leiden, The Netherlands, September 9, 2002 - Dutch antibody and vaccine company, Crucell N.V. (Euronext, NASDAQ: CRXL), today announced management changes. Dr. Jaap Goudsmit, currently Chief Medical Officer, succeeds Dr. Ton Logtenberg as Chief Scientific Officer, commencing September 9, 2002. Dr. Goudsmit will be responsible for all R&D activities of Crucell.

Dr. Logtenberg has been appointed external advisor to Crucell. In this capacity Dr. Logtenberg will continue to focus on antibody research & intellectual property, thus contributing to the further growth of Crucell.

Prior to joining Crucell in September 2001, Dr. Goudsmit held various positions at the Academic Medical Center at the University of Amsterdam, most recently as chairman of the Research Institute for Infectious Diseases. Dr. Goudsmit is co-founder of both IAVI (International AIDS Vaccine Initiative), the premier non-governmental driving force for a global HIV vaccine, and EuroVac, the European Union AIDS vaccine effort.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

For further information please contact:

Crucell N.V.                                 Hill & Knowlton Nederland B.V.
Louise Dolfing                               Arie Bos
Communications Officer                       Tel. +31-(0)20-404 4707
Tel. +31-(0)71-524 8863                      Fax.+31-(0)20-644 9736
Fax.+31-(0)71-524 8935                       M.   +31- 6 55 155 367
l.dolfing@crucell.com                        abos@hillandknowlton.com

Noonan Russo Presence, New York
Mary Claire Duch
Tel. +1-212-845-4278
Fax.+1-212-696-9180
m.duch@nrp-euro.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Crucell N.V.




                                                  By: /s/ Leonard Kruimer
                                                      Chief Financial Officer


Date: September 10, 2002